Exhibit 21.1

SUBSIDIARIES OF JTH HOLDING, INC.

JTH Tax, Inc.	Delaware

JTH Financial, LLC	Virginia

Wefile, Inc.	Virginia

LTS Software, Inc.	Virginia

LTS Properties, LLC	Virginia

Liberty Tax Holding Corp.	Ontario, Canada

Liberty Tax Service Inc.	Manitoba, Canada

Employee Plus, Inc.	Virginia

JTH Tax Office Properties, LLC	Virginia

JTH New Ventures, LLC	Virginia

Hispanic Tax, LLC	Virginia

ACA Healthquest, LLC	Virginia

Unified Partners, LLC	Virginia